HEAD N.V.
                                QUARTERLY REPORT

                              For the Period Ended
                                  June 30, 2005

                                    HEAD N.V.

                                QUARTERLY REPORT
                       FOR THE PERIOD ENDED JUNE 30, 2005



              INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



ITEM 1.       FINANCIAL STATEMENTS

              Audited Condensed Consolidated Balance Sheet as of December 31, 2004 and Unaudited Condensed Consolidated Balance Sheet as of June 30, 2005

              Unaudited Condensed Consolidated Statements of Operations for the three months and six months ended June 30, 2004 and 2005

              Unaudited Condensed Consolidated Statements of Comprehensive Loss for the three months and six months ended June 30, 2004 and 2005

              Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2004 and 2005

              Notes to the Unaudited Consolidated Financial Statements



ITEM 2.       MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
              CONDITION AND RESULTS OF OPERATIONS

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


     This report contains forward-looking statements that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. The words "anticipates", "believes", "estimates", "expects", "plans", "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management and are subject to various risks, uncertainties and contingencies which could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements. These risks, uncertainties and contingencies include, but are not limited to, the following:

     o    our ability to implement our business strategy;

     o    our liquidity and capital expenditures;

     o    our ability to obtain financing;

     o our ability to realize the cost savings we expect to achieve from our cost reduction program;

     o    competitive pressures and trends in the sporting goods industry;

     o    our ability to compete, including internationally;

     o    our ability to introduce new and innovative products;

     o cyclicality and economic condition of and anticipated trends in the industries we currently serve;

     o    legal proceedings and regulatory matters;

     o    our ability to fund our future capital needs, and

     o    general economic conditions.

     Actual results and events could differ materially from those contemplated by these forward-looking statements. In light of the risks and uncertainties described above, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this report will in fact occur. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements.

                           PRESENTATION OF INFORMATION


     We have rounded percentages and some amounts contained herein for ease of presentation, and sometimes amounts may not add due to this rounding. We have presented most amounts in U.S. dollars. In some cases, this report contains translations of euro amounts into U.S. dollars at specified rates solely for the convenience of the reader. You should not construe these translations as representations that the euro amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

     Unless otherwise indicated, U.S. dollar amounts have been translated from euro amounts to U.S. dollars, based on the European Central Bank rates. On June 30, 2005, the rate was euro 0.826993 = $1. The table below shows the exchange rates, as expressed in euro per one U.S. dollar, for the period ended June 30, 2004, December 31, 2004 and June 30, 2005.

                            June 30,        December 31,         June 30,
1 U.S. dollar=               2004               2004               2005
--------------------------------------------------------------------------------
Euro                        0.82271          0.73416             0.82699

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                                      December 31,       June 30,
                                                                          2004             2005
                                                                     -------------       --------
                                                                                       (unaudited)
                                                                             (in thousands)
Assets
Cash and cash equivalents.........................................  $     59,600       $   42,465
Restricted cash...................................................         6,418            5,825
Accounts receivable, net of allowance for doubtful accounts of
   $16,591 and $15,628, respectively..............................       211,400          122,633
Inventories, net..................................................        91,884          130,532
Assets held for sale (see Note 4).................................         2,155            1,913
Prepaid expense and other current assets..........................        24,194           33,171
                                                                    ------------       -----------
   Total current assets...........................................       395,653          336,539
Marketable securities.............................................         2,950            2,237
Property, plant and equipment, net................................        85,064           70,644
Intangible assets, net............................................        16,536           16,536
Goodwill, net.....................................................         3,700            3,700
Deferred income taxes.............................................        78,912           70,054
Other non-current assets..........................................         4,705            3,984
                                                                    ------------       -----------
   Total assets...................................................  $    587,520       $  503,693
                                                                    ============       ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable..................................................  $     40,660       $   35,679
Accrued expenses and other current liabilities....................        59,417           53,713
Short-term borrowings.............................................        39,883           34,644
Current portion of long-term borrowings...........................         3,305            2,744
                                                                    ------------       -----------
   Total current liabilities......................................       143,264          126,780
Long-term borrowings..............................................       199,520          157,980
Other long-term liabilities.......................................        27,785           24,107
                                                                    ------------       -----------
   Total liabilities..............................................       370,569          308,867
Minority interest.................................................             9               --
Commitments and contingencies
Stockholders' Equity:
Common stock and additional paid in capital, net of treasury stock
   0.20 EUR par value; 39,820,677 shares issued...................       140,107          140,319
Retained earnings.................................................        16,149           11,524
Accumulated other comprehensive income............................        60,686           42,983
                                                                    ------------       -----------
   Total stockholders' equity.....................................       216,942          194,827
                                                                    ------------       -----------
   Total liabilities and stockholders' equity.....................  $    587,520       $  503,693
                                                                    ============       ===========

               The accompanying notes are an integral part of the
                       consolidated financial statements

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS


                                                             For the Three Months           For the Six Months Ended
                                                                Ended June 30,                       June 30,
                                                             --------------------           ------------------------
                                                              2004          2005              2004             2005
                                                             ------        ------           --------         -------
                                                          (unaudited)   (unaudited)       (unaudited)      (unaudited)

                                                                    (in thousands, except per share data)
REVENUES:
Product revenues..........................................$  80,190   $  82,904         $  171,698        $  165,582
Licencing revenues........................................    3,011       4,510              5,902             7,559
                                                          ---------   ---------         ----------        ----------
Total revenues............................................   83,201      87,414            177,600           173,140
Other revenues............................................      270         254                536               533
Sales deductions..........................................   (1,531)     (1,695)            (3,837)           (4,082)
                                                          ---------   ---------         ----------        ----------
Total net revenues........................................   81,940      85,972            174,300           169,591
Cost of sales.............................................   50,234      46,757            108,086            99,033
                                                          ---------   ---------         ----------        ----------
Gross profit..............................................   31,706      39,216             66,214            70,559
Selling and marketing expense.............................   27,118      27,511             55,159            58,444
General and administrative expense (excluding non-cash
   compensation expense)..................................   10,197      10,390             20,902            19,716
Non-cash compensation expense.............................      139         106                277               212
Gain on sale of property, plant and equipment(see Note 16)       --      (7,246)                --            (7,246)
Restructuring costs (see Note 15).........................      981       2,959              1,252             2,959
                                                          ---------   ---------         ----------        ----------
Operating income (loss)...................................   (6,728)      5,496            (11,377)           (3,525)
Interest expense..........................................   (4,362)     (4,086)           (17,233)           (8,551)
Interest income...........................................      566       1,669                970             1,966
Foreign exchange gain.....................................      387         944                466             1,858
Other income, net.........................................       39          21                 33                89
                                                          ---------   ---------         ----------        ----------
Income (loss) from operation before income taxes..........  (10,097)      4,044            (27,140)           (8,163)

Income tax benefit (expense):
   Current................................................     (627)     (1,845)            (1,288)           (2,545)
   Deferred...............................................  (20,011)      2,321            (16,701)            6,084
                                                          ---------   ---------         ----------        ----------
Income tax benefit (expense)..............................  (20,638)        476            (17,990)            3,539
                                                          ---------   ---------         ----------        ----------
Net income(loss)..........................................$ (30,735)  $   4,520         $  (45,129)       $   (4,624)
                                                          =========   =========         ==========        ==========

Earnings per share, basic
   Net income(loss).......................................$   (0.84)       0.12              (1.24)            (0.13)
Earnings per share-diluted
   Net income(loss).......................................    (0.84)       0.12              (1.24)            (0.13)
Weighted average shares outstanding
   Basic                                                     36,201      36,220             36,180            36,200
   Diluted                                                   36,201      37,486             36,180            36,220





               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
             CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS


                                                                                      For the Three Months
                                                                                          Ended June 30,
                                                                                  ----------------------------
                                                                                     2004              2005
                                                                                  ----------        ----------
                                                                                  (unaudited)       (unaudited)
                                                                                          (in thousands)

Net income (loss)............................................................$    (30,735)         $   4,520
    Other comprehensive income (loss):
      Unrealized gain (loss) on derivatives instruments (net of tax of $163
      and $183, respectively)................................................         316               (548)
      Less: reclassification adjustment for derivative gains (losses)
      recorded in net income (loss), (net of tax of $71
      and $112, respectively)...............................................         (137)               335
      Foreign currency translation adjustment...............................          352            (11,755)
                                                                             ------------          ----------
    Total comprehensive loss................................................$     (29,904)         $  (7,448)
                                                                             ============          ==========



                                                                                      For the Six Months
                                                                                          Ended June 30,
                                                                                  ----------------------------
                                                                                     2004              2005
                                                                                  ----------        ----------
                                                                                  (unaudited)       (unaudited)
                                                                                          (in thousands)

Net loss.....................................................................$    (45,129)         $ (4,624)
    Other comprehensive loss:
      Unrealized loss on derivatives instruments (net of tax of $49
      and $316, respectively)................................................         (95)             (947)
      Less: reclassification adjustment for derivative gains (losses)
             recorded in net loss (net of tax of $124
             and $127, respectively).........................................        (240)               381
      Foreign currency translation adjustment................................      (4,756)          (17,137)
                                                                             ------------          ----------
    Total comprehensive loss.................................................$    (50,220)         $(22,327)
                                                                             ============          ==========

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1. FINANCIAL STATEMENTS
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                          For the Six Months Ended June
                                                                                       30,
                                                                          -----------------------------
                                                                              2004             2005
                                                                          ------------     ------------
                                                                           (unaudited)      (unaudited)
                                                                                  (in thousands)

OPERATING ACTIVITIES:
  Net loss..............................................................$    (45,129)       $   (4,624)
  Adjustments to reconcile net loss
    to net cash provided by operating activities:
    Depreciation and amortization.......................................       9,730            10,535
    Amortization and write-off of debt issuance cost and bond discount..       3,456               232
    Impairment (see Note 15)............................................          --             1,780
    Provision for leaving indemnity and pension benefits................        (466)              801
    (Gain) loss on sale of property, plant and equipment................         132            (7,333)
    Non-cash compensation expense.......................................         277               212
    Deferred tax (income) expense.......................................      16,701            (6,084)
  Changes in operating assets and liabilities:
    Accounts receivable.................................................      72,197            85,754
    Inventories.........................................................     (45,471)          (50,952)
    Prepaid expense and other assets....................................      (1,439)           (1,219)
    Restructuring costs (see Note 15)...................................      (4,742)             (619)
    Accounts payable, accrued expenses and other liabilities............       2,260            (1,613)
                                                                        ------------        -----------
  Net cash provided by operating activities.............................       7,505            26,870
                                                                        ------------        -----------
INVESTING ACTIVITIES:
    Purchase of property, plant and equipment...........................     (10,079)           (7,957)
    Proceeds from sale of property, plant and equipment.................         389               237
    Sale (purchase) of marketable securities............................          59            (5,045)
                                                                        ------------        -----------
  Net cash used for investing activities................................      (9,631)          (12,765)
                                                                        ------------        -----------
FINANCING ACTIVITIES:
    Change in short-term borrowings, net................................     (31,622)           (1,603)
    Proceeds from long-term debt........................................     168,377                13
    Payments on long-term debt..........................................     (95,605)          (20,412)
    Proceeds from exercised options.....................................          61                --
    Change in restricted cash, net......................................      (4,360)             (116)
                                                                        ------------        -----------
  Net cash provided by (used for) financing activities..................      36,851           (22,117)
                                                                        ------------        -----------
  Effect of exchange rate changes on cash and cash equivalents..........     (2,613)            (9,124)
  Net increase (decrease) in cash and cash equivalents..................     32,112            (17,136)
  Cash and cash equivaelnts at beginning of period......................     41,312             59,600
                                                                        ------------        -----------
  Cash and cash equivalents at end of period............................$    73,425         $   42,465
                                                                        ============        ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid for interest................................................$     7,164         $    9,577
  Cash paid for income taxes............................................$       736                421




               The accompanying notes are an integral part of the
                       consolidated financial statements.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1 - Business

Head N.V. ("Head" or the "Company") was incorporated in Rotterdam, Netherlands, on August 24, 1998. With effect from this date, Head Holding
Unternehmensbeteiligung GmbH ("Head Holding") merged with a wholly owned subsidiary of the Company in a transaction treated as a merger of entities under common control and accounted for on an "as if pooling" basis.

Head conducts business in Europe (primarily in Austria, Italy, Germany, France, Switzerland, the Netherlands and the United Kingdom), North America, and Asia (primarily Japan).


Note 2 - Summary of Significant Accounting Policies

A summary of significant accounting policies used in the preparation of the accompanying consolidated financial statements is as follows:

Basis of Presentation

The Company and its subsidiaries maintain their accounting records in accordance with their local regulations and have made certain adjustments to these records to present the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("US-GAAP"). In addition, the Company publishes its yearly statutory financial statements in accordance with Dutch corporate regulations.

The condensed consolidated financial statements included herein have been prepared by Head, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with US-GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2004 has been derived from the audited financial statements as of that date, but does not include all disclosures required by US-GAAP. Head believes the disclosures included in the unaudited condensed consolidated financial statements when read in conjunction with the financial statements and the notes thereto included in Head's Form 20-F as filed with the Securities and Exchange Commission on April 15, 2005 are adequate to make the information presented not misleading.

The unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary for a fair statement of Head's financial position, results of operations and cash flows for the periods presented. The result of operations for the three month and six month ended June 30, 2005 is not necessarily indicative of the results that may be expected for any other interim period or for the full fiscal year.

Consolidation Policies

The consolidated financial statements of Head include the accounts of all wholly-owned subsidiaries and variable interest entities in which the Company has determined it is the primary beneficiary. All intercompany transactions and balances have been eliminated in consolidation.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Reclassifications

Certain amounts in the prior year consolidated financial statements have been reclassified to be consistent with the current year's presentation.

Computation of Net Income (Loss) per Share

Net income (loss) per share is computed under SFAS 128, "Earnings per Share" ("SFAS 128"). Basic net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares outstanding during the period. Shares held by The Stichting Head Option Plan ("Stichting") are not treated as outstanding for purposes of the income (loss) per share calculation until the related option has been exercised. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares are composed of incremental shares issuable upon the exercise of share options, and are included in diluted net income (loss) per share to the extent such shares are dilutive.

For the six months ended June 30, 2004, and 2005, the weighted average shares outstanding included in basic net loss per share is 36,179,860 shares, and 36,219,902 shares, respectively. For the six months ended June 30, 2004 and 2005, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,281,101 options, and 1,266,309 options, respectively.

For the three months ended June 30, 2004, and 2005, the weighted average shares outstanding included in basic net income (loss) per share is 36,201,094 shares, and 36,219,902 shares, respectively. For the three months ended June 30, 2004, the number of options that were outstanding but not included in the computation of diluted net loss per share because their effect would have been anti-dilutive was 1,262,120 options. For the three months ended June 30, 2005, the diluted weighted average shares outstanding included the dilutive effect of 1,266,309 options.


Stock-Based Compensation

The company accounts for its stock option plan using the fair value method in accordance with SFAS 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). Under the fair value recognition provisions of SFAS 123, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the vesting period. Determining the fair value of stock-based awards at the grant date requires judgment, including estimating the expected term of stock options, the expected volatility of our stock, expected dividends, and risk-free interest rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant of these estimates are impairments, allowances for doubtful accounts, product warranties and returns, inventory obsolescence and valuation allowances on deferred tax assets. On an ongoing basis, management reviews its estimates based upon currently available information. Actual results could differ from those estimates.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Recent Accounting Pronouncements

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections--a replacement of APB Opinion No. 20 and FASB Statement No. 3" ("SFAS 154"). This Statement replaces APB Opinion No. 20, "Accounting Changes," and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements," and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Consequently, the Company will adopt the provisions of SFAS 154 for its fiscal year beginning January 1, 2006. The Company is currently in the process of evaluating the impact of SFAS 154.

In March 2005, the FASB Staff issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" ("FIN 47"). FIN 47 clarifies the term conditional asset retirement obligation as used in FASB Statement No. 143, "Accounting for Asset Retirement Obligations" as well as other issues related to asset retirement obligations. FIN 47 is effective for fiscal years ending after December 15, 2005. The Company is in the process of determining if this interpretation will have any impact on its financial statements.

In December 2004, the Financial Accounting Standard Board ("FASB") issued a revised SFAS No. 123(R), "Share-Based Payment - an Amendment of FASB Statements No. 123 and 95" ("SFAS 123(R)"). SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services or incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments, focusing primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) and recognize the cost over the period during which an employee is required to provide service in exchange for the award. The Company is required to adopt SFAS 123(R) effective July 1, 2005 and is currently in the process of evaluating the impact of SFAS 123(R).

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - An Amendment of APB Opinion No. 29" ("SFAS 153") which eliminates the exception for non monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non monetary assets that do not have commercial substance. The Company is required to adopt SFAS 153 for non monetary asset exchanges occurring in the first quarter of 2006. The Company is currently in the process of evaluating the impact of SFAS 153.

In November 2004, FASB issued SFAS No. 151, "Inventory Costs -- an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of abnormal. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is currently in the process of evaluating the impact of SFAS 151.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 3 - Inventories

Inventories consist of the following (in thousands):

                                            December 31,             June 30,
                                                2004                   2005
                                            ------------           ------------
                                                                   (unaudited)

Raw materials and supplies.................$    25,296             $  22,016
Work in process............................     11,187                16,047
Finished goods.............................     73,354               106,356
Provisions.................................    (17,953)              (13,887)
                                            -----------            ----------
  Total inventories, net...................$    91,884             $ 130,532
                                            ===========            ==========

Note 4 - Assets Held for Sale

During 2004, the Company made the decision to sell its distribution warehouse in Italy. In accordance with SFAS 144, "Accounting for the Impairment and Disposal of Long-Lived Assets", this asset has been reclassified to held for sale at its net book value and the Company ceased depreciation on this plant.

Note 5 - Goodwill and Intangible Assets

At December 31, 2004 and June 30, 2005, the Company recorded identified indefinite lived intangible assets consisting of trademarks with a book value of $16.5 million. Also, the Company recorded goodwill of $3.7 million at December 31, 2004 and June 30, 2005.

Note 6 - Financial Instruments

The Company uses derivative instruments, specifically foreign exchange forwards and option contracts, to hedge the foreign exchange risk related to its forecasted and firmly committed foreign currency denominated cash flows.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company links all derivatives that are designated as hedging instruments in foreign currency cash flow hedges to forecasted transactions or firm commitments. In accordance with the provision of SFAS 133, "Accounting for Derivative Instruments and Hedging Activities", the Company assesses, both at the inception of each hedge and on an on-going basis, whether the derivatives that are designated in hedging qualifying relationship are highly effective in off-setting changes in fair values or cash flows of hedged items. When it is determined that a derivative is no longer highly effective as a hedge, the Company discontinues hedge accounting prospectively.

The counterparties to the foreign currency contracts are major international banks. Such contracts are generally for one year or less.

The Company recorded the change in fair market value of derivatives related to cash flow hedges to AOCI of $0.3 million and $0.5 million, net of tax, for the three months ended June 30, 2004 and 2005, respectively, and $0.1 million and $0.9 million, net of tax, for the six months ended June 30, 2004 and 2005, respectively, all of which is expected to be reclassified to earnings during the next twelve months. The time value component excluded from effectiveness testing was not material for the periods presented.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended June 30, 2004 and 2005, the Company reclassified a gain from AOCI to earnings of $0.1 million and $0.3 million, net of tax, respectively. For the six months ended June 30, 2004 and 2005, the Company reclassified a gain from AOCI to earnings of $0.2 million and $0.4 million, net of tax, respectively.

The following table provides information regarding the Company's foreign exchange forward and option contracts as of December 31, 2004 and June 30, 2005. The fair value of the foreign currency contracts represent the amount the Company would receive or pay to terminate the contracts, considering first, quoted market prices of comparable agreements, or in the absence of quoted market prices, such factors as interest rates, currency exchange rates and remaining maturity.

                                                                As of December 31, 2004
                                                      -----------------------------------------
                                                      Contract         Carrying           Fair
                                                       amount            value            value
                                                      --------         --------           -----
                                                                    (in thousands)
Forward foreign exchange contracts...............$     37,610          $  716          $   716


                                                                  As of June 30, 2005
                                                      -----------------------------------------
                                                      Contract         Carrying           Fair
                                                       amount            value            value
                                                      --------         --------           -----
                                                                    (in thousands)
Forward foreign exchange contracts...............$     20,256          $ (497)         $  (497)


Note 7 - Shareholders' Equity

The Stichting Head Option Plan (the "Stichting") is a Dutch foundation, the Board of which is Johan Eliasch and Head Sports Holdings N.V., an entity that is ultimately controlled by Johan Eliasch and his family members. The Stichting holds, votes, and receives dividends on certain of the Company's ordinary shares. In conjunction with the Company's option plans, the Stichting also issues depository receipts to option holders, upon exercise of the option. Holders of depositary receipts are entitled to dividends paid on the Company's shares and to proceeds on the sales of their shares upon request to the Stichting. However, such holders have no voting rights.

As of January 1, 2004, in accordance with FIN 46R "Consolidation of Variable Interest Entities" the Company consolidated the Stichting, as the Company was considered the primary beneficiary of the Stichting, a variable interest entity. As a result of consolidating the Stichting shares held by the Stichting at December 31, 2004 and June 30, 2005 are presented as treasury stock, in the consolidated balance sheets. As of December 31, 2004 and June 30, 2005, the Stichting held 1,179,540 treasury shares.

As a consequence of the Director's of HTM Sports Japan K.K. retirement his minority interest of 0.4% was transferred to the Company.

Note 8 - Income Taxes

The Company's effective tax rate differed from the statutory tax rate in the Netherlands (31.0%) for the three months and six months ended June 30, 2005, primarily due to different tax rates within the Company due in other countries, mainly Austria and Italy, as well as due to the increase in the valuation allowance for current year net operating losses in tax jurisdictions for which the Company believes it is more likely than not that the tax benefit of net operating losses will not be realized.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three months and six months ended June 30, 2004, the effective tax rate differed from the statutory tax rate in the Netherlands (34.5%) primarily due to a reduction of the Austrian income tax rate from 34% to 25% as of January 1st, 2005, which was resolved in May 2004 and led to a reduction of long-term deferred tax assets mainly on tax losses carried forward of $24.9 million and increased income tax expense.

The Company had net operating loss carryforwards of approximately $437.4 million and $391.7 million as of December 31, 2004 and June 30, 2005, respectively.

In July 1996, commensurate with the European Commission's (EC) decision allowing the contribution received by HTM Sport- und Freizeitgerate AG (HTM) from Austria Tabak (former owner) as restructuring aid, the EC limited the utilization of certain net operating losses (approximately $70.5 million as of December 31, 2004). These net operating losses and any related deferred tax asset are not included in the above amounts due to the limitation.

Note 9 - Segment Information

The Company operates in one industry segment, Sporting Goods. The following information reflects net revenues from external customers and long-lived assets by geographic region based on the location of the Company's subsidiaries.


                                                         For the Three Months
                                                             Ended June 30
                                                       -------------------------
                                                         2004          2005
                                                      -----------    -----------
                                                      (unaudited)    (unaudited)
                                                             (in thousands)
Net Revenues from External Customers:
Austria...............................................$   23,399     $    31,044
Italy.................................................    17,427          16,577
France................................................     4,943           4,595
United Kingdom/Ireland................................     5,698           3,927
North America.........................................    27,351          26,304
Other.................................................     3,122           3,525
                                                      ----------     -----------
    Total net revenues................................$   81,940     $    85,972
                                                      ==========     ===========

                                                          For the Six Months
                                                             Ended June 30
                                                       -------------------------
                                                         2004          2005
                                                      -----------    -----------
                                                      (unaudited)    (unaudited)
                                                             (in thousands)
Net Revenues from External Customers:
Austria...............................................$   59,644     $    64,420
Italy.................................................    31,222          29,823
France................................................    10,664           9,277
United Kingdom/Ireland................................    10,322           6,655
North America.........................................    54,796          51,790
Other.................................................     7,651           7,626
                                                      ----------     -----------
    Total net revenues................................$  174,300     $   169,591
                                                      ==========     ===========

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                      December 31,     June 30,
                                                          2004           2005
                                                      ------------    ----------
                                                                     (unaudited)
                                                             (in thousands)
Long lived assets:
Austria...............................................$   28,455     $    23,787
Italy.................................................    20,432          16,582
Germany...............................................       691             196
France................................................       156             110
United Kingdom/Ireland................................     1,723           1,616
Japan.................................................     1,711           1,567
Other (Europe)........................................    21,271          17,166
North America.........................................    30,863          29,856
    Total long lived assets...........................$  105,301     $    90,880

Note 10 - Senior Notes

In January 2004, one of the Company's subsidiaries sold (euro)135.0 million of 8.5% unsecured senior notes due 2014, guaranteed by Head N.V. and certain of its subsidiaries. The notes are listed on the Luxembourg Stock Exchange. With the proceeds from the sale, all of the Company's outstanding 10.75% senior notes due 2006 were redeemed. The total redemption payment was (euro)70.1 million of which
(euro)3.5 million represents the redemption premium. In addition, the Company used a portion of the remaining proceeds to repay (euro)25.8 million of other outstanding debt.

In June 2004, the Company repurchased the equivalent of (euro)5.5 million of its 8.5% senior notes for (euro)5.0 million ($5.9 million) and realized a gain of $0.4 million. As a result of this transaction, the Company wrote-off $0.07 million of debt issue costs. At December 31, 2004, the Company had (euro)126.2 million ($171.8 million) of senior notes outstanding.

In March 2005, the Company repurchased the equivalent of (euro)10.0 million of its 8.5% senior notes for (euro)9.7 million ($12.8 million) and realized a gain of $0.1 million. As a result of this transaction, the Company wrote-off $0.1 million of debt issue costs.

In May 2005, the Company repurchased the equivalent of (euro)5.7 million of its 8.5% senior notes for (euro)4.6 million ($6.0 million) and realized a gain of $0.9 million. As a result of this transaction, the Company wrote-off $0.1 million of debt issue costs. At June 30, 2005, the Company had (euro)111.0 million ($134.2 million) of senior notes outstanding.


Note 11 - Commitments and Contingencies

Operating Leases

The Company leases certain office space, warehouse facilities, transportation and office equipment under operating leases which expire at various dates through 2012. Rent expense was approximately $2.1 million and $2.1 million for the six months ended June 30, 2004 and 2005, respectively.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Future minimum payments under non-cancelable operating leases with initial or remaining lease terms in excess of one year are as follows as of June 30, 2005 (in thousands):

                                                           June 30,
                                                             2005
                                                         -----------

          2005.......................................... $   2,302
          2006..........................................     4,063
          2007..........................................     3,575
          2008..........................................     2,842
          2009..........................................     2,342
          Thereafter....................................     2,729,
                                                         ----------
                                                         $   17,853
                                                         ==========
Litigation

From time to time the Company and its subsidiaries are involved in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management it is not possible to reasonably estimate the outcome of current legal proceedings, claims and litigation. However, management believes that the resolution of these matters will not materially affect the Company's financial position.

Product Warranties

Included in accrued expenses and other current liabilities are product warranties that have a probable likelihood of loss and are estimated based on weighted prior year experiences for recognized revenues. As of June 30, 2005, accruals for warranties consist of the following (in thousands):


Balance as of January 1, 2005                          $  4,627
Current year provision                                    1,307
Settlements made during the period                       (1,268)
Translation adjustment                                        6
                                                       --------
Balance as of June 30, 2005                            $  4,673
                                                       ========

Note 12 - Pension and Other Postretirement Benefit Plans

The Company funds leaving indemnities and pension liabilities paid to employees at some Austrian and other European locations. The indemnities are based upon years of service and compensation levels and are generally payable upon retirement or dismissal in some circumstances, after a predetermined number of years of service. The Company maintains sufficient assets to meet the minimum funding requirements set forth by the regulations in each country.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The table below shows the net periodic benefit cost for the three months and six months ended June 30, 2005 (in thousands):

                                                               For the Three Months             For the Six Months
                                                               Ended June 30, 2005             Ended June 30, 2005
                                                           --------------------------      --------------------------
                                                            Pension            Other        Pension          Other
                                                            Benefit          Benefits       Benefit         Benefits
                                                           ---------        ---------      ---------       ----------
Service cost............................................   $    133         $     449       $    302        $     858
Interest cost...........................................         35               122            100              228
Amount of losses recognized due to a curtailment........         --               409                             409
Amount of recognized losses.............................          6                33              6               92
                                                           ---------        ---------      ---------       ----------
Net periodic benefit cost recognized....................   $     173        $   1,012      $     408       $    1,586
                                                           =========        =========      =========       ==========

Due to the current year restructuring and the dismissal of 250 workers (see Note
15) the Company has recognized a curtailment loss of $0.4 million.

As of June 30, 2005, the Company paid $0.02 million employer contribution and expects to pay $1.3 million of employer contributions during 2005 of which $1.2 million relate to the restructuring program (see Note 15).

Note 13 - Related Party Transactions

The Company receives administrative services from corporations which are ultimately owned by the principal shareholder of the Company. Administrative expenses amounted to approximately $2.5 million and $2.7 million for the six months ended June 30, 2004 and 2005, respectively. The company provides investor relations, corporate finance, legal and consulting services, internal audit and other services in relation to compliance with the Sarbanes-Oxley Act of 2002.

One of the Company's subsidiaries leased its office building from its general manager. Rental expenses amounted to approximately $0.02 million and $0.02 million for the six months ended June 30, 2004 and 2005, respectively.

Note 14 - Stock Option Plans

The Company accounts for its stock options in accordance with SFAS 123. Accordingly, the Company records stock-based compensation expense based on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. Stock-based compensation expense is recognized over the vesting term of the options and amounted to $0.3 million and $0.2 million for the six months ended June 30, 2004 and 2005, respectively.

Plan 1998

In November 1998, the Company adopted the Head Tyrolia Mares Group Executive Stock Option Plan 1998 ("Plan 1998"). A total of 2,424,242 options were reserved to be granted under the terms of the Plan 1998. The Plan 1998 provided for grants of stock options to officers and key employees of the Company and its subsidiaries. The exercise price for all stock options granted under the Plan 1998 was fixed at inception of the Plan 1998 and increases at the rate of 10% per annum until the options are exercised. Options generally vest over a period of 4 years and are subject to the Company meeting certain earnings performance targets during this period. Options vested under the Plan 1998 were not exercisable prior to the end of the two year lock-up period following the initial public offering. Options

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

have a maximum term of 10 years. As of June 30, 2005, 145,848 shares were available for grant under the Plan 1998.

The weighted average grant-date fair values using the Black-Scholes option pricing model was $5.42 and $8.84 per share for options granted in 1999 and 2000, respectively.

The fair values of options granted during 1999 and 2000 were estimated on the date of grant using the following weighted average assumptions: no dividends; expected volatility of 0% (all options granted prior to IPO); expected terms of
3.6 and 4.0 years, respectively; and risk free interest rates of 5.76% and 6.63%, respectively. The Company has also assumed that all performance targets will be achieved and all options granted will become fully vested.

As of June 30, 2005, the weighted average remaining contractual life of the outstanding stock options is 4.1 years, and 770,528 options are vested and exercisable.

                                                                           Exercise Price Less Than
                                                                          Grant Date Stock Fair Value
                                                                  ------------------------------------------
                                                                    Number of               Weighted average
                                                                    of shares                exercise price
                                                                  --------------            ----------------
Balance, December 31, 2003.................................            1,613,982                      0.37
Exercised..................................................             (151,670)                     0.37
                                                                  --------------              ------------
Balance, June 30, 2004.....................................            1,462,312              $       0.37
                                                                  ==============              ============

Balance, December 31, 2004 and June 30, 2005...............            1,416,634              $       0.37
                                                                  ==============              ============

At June 30, 2005 stock options representing 770,528 shares are exercisable at price of $0.37 per share and grant dates ranging from November 1998 to January 2000.

Plan 2001

In September 2001, the Company adopted the Head N.V. Executive Stock Option Plan 2001 ("Plan 2001"). The Plan 2001 provides for grants of stock options to officers and employees of the Company and its subsidiaries. On September 28, 2001, a total of 3,982,068 options were granted under the terms of the Plan 2001. In accordance with SFAS No. 123, the Company records stock-based compensation expense on the grant-date fair values of the stock options computed using the Black-Scholes option pricing model. As of December 31, 2001, the weighted-average fair value of the grant was $0.77, which was estimated using the following assumptions: no dividends, expected volatility of 28%, expected term of 5.6 years, and risk-free interest rate of 3.6%.

The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2001. The vesting period varies from 0 to 6 years. The Chairman and Chief Executive Officer received 1,426,470 options under this grant, which vested immediately. The Company assumes that all options granted will become fully vested. Options have a maximum term of 10 years. As of June 30, 2005 no shares were available for grant under the Plan 2001.

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                                           Exercise Price Less Than
                                                                          Grant Date Stock Fair Value
                                                                  ------------------------------------------
                                                                    Number of               Weighted average
                                                                    of shares                exercise price
                                                                  --------------            ----------------
Balance, December 31, 2003 and 2004
and June 30, 2004 and 2005.................................            3,982,068              $       4.31
                                                                  ==============              ============

As of June 30, 2005, the weighted average remaining contractual life of the outstanding stock options is 6.3 years, and 1,756,482 options are exercisable under the Plan 2001. At June 30, 2005, stock options representing 1,756,482 shares are exercisable at price of $4.31 per share and grant date was September 2001.

Plan 2005

In May 2005, at the annual general meeting the shareholders approved the stock option plan 2005. The exercise price for all stock options granted under the Plan was fixed at inception of the Plan 2005 at (euro)2.168. The vesting period will be 4 years. Total options available under the Plan 2005 is 3,874,691. No grants have been made as of June 30, 2005.

Note 15 - Restructuring Costs

During the six months ended June 30, 2004 the Company recorded restructuring costs of $1.3 million consisting of dismissal and transfer costs in connection with the closing of our plant in Mullingar, Ireland and our plant in Tallinn, Estonia. We have largely completed the program during 2004.

In April 2005, the Company decided to outsource 90% of its tennis racquet production from its European sites in Kennelbach, Austria and Ceske Budejovice, Czech Republic to China. This outsourcing agreement contained an operating lease that is accounted for in accordance with EITF 01-08, "Determining Whether an Arrangement is a Lease".

In June 2005, the Company recognized $3.0 million relating to this program mainly consisting of an impairment of $1.8 million pertaining to machinery and equipment and $0.9 million employee severance costs for 250 workers. The fair value of the impaired assets was defined as the price at which property would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell, and both having reasonable knowledge of relevant facts using the discounted cash flow method for cash flows expected to be generated in the future. Additionally, in connection with these efforts the Company expects to incur additional costs of $1.0 million. This restructuring process is expected to be finalized at the end of 2005.

As of June 30, 2005, restructuring costs and accruals for restructuring costs consist of the following (in thousands):

                           HEAD N.V. AND SUBSIDIARIES
                          ITEM 1: FINANCIAL STATEMENTS
            NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


                                                  Employee        Impairment      Other related           Total
                                                termination                       restructuring        impairment,
                                                 benefits                            program          restructuring
                                                                                      costs            charges and
                                                                                                      other related
                                                                                                      restructuring
                                                                                                      program costs
                                                 ---------         ---------        ---------          ---------
Cost incurred and charged to expense............ $     860         $   1,780        $     319          $   2,959
Identified restructuring and
future related program costs....................       215                --              752                967
                                                 ---------         ---------        ---------          ---------
    Total costs................................. $   1,075         $   1,780        $   1,071          $   3,926
                                                 =========         =========        =========          =========

Accrual for restructuring costs
Balance at the beginning of the period.......... $      --         $      --        $      --          $      --
expensed........................................       860             1,780              319              2,959
Costs paid......................................      (229)           (1,780)            (319)            (2,328)
Translation adjustment..........................       (12)               --               --                (12)
                                                 ---------         ---------        ---------          ---------
Balance at the end of the period................ $     619         $      --        $      --          $     619
                                                 =========         =========        =========          =========

Note 16 - Assets Sale

In October 2004, the Company entered into a lease agreement effective January 1, 2005 with respect to the property in Tallinn, Estonia. The lessee had a purchase option which he exercised in June 2005. Any usufruct fees the lessee had paid until the date of purchase had been credited against the purchase price of $9.5 million. The Company recorded a gain on the sale of $7.2 million.

Note 17 - Subsequent Event

In July 2005, the Company has entered into a venture agreement as majority partner to manufacture tennis balls. The plant will be located in China to supply the Asian markets.

In July 2005, the Company agreed to extend an existing long-term licensing agreement started on April 1st, 2005 for another 10 years until 2019 and will receive a prepayment for the extended period which represents a one-time flat fee. Additionally, the payment terms of the original agreement have been amended. It was agreed that the prepayment received in November 2004 represents a flat fee.

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Overview:

We are a leading global manufacturer and marketer of branded sporting goods serving the skiing, tennis and diving markets. We have created or acquired a portfolio of brands - Head (principally alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets), Penn (tennis balls and racquetball balls), Tyrolia (ski bindings), Mares and Dacor (diving equipment). Our key products have attained leading market positions and have gained visibility through their use by many of today's top athletes.

We generate revenues in our principal markets by selling goods directly to retail stores and, to a lesser extent, by selling to distributors. We also receive licensing and royalty income. As many of our goods, especially Winter Sports goods, are shipped during a specific part of the year, we experience highly seasonal revenue streams. Following industry practice, we begin to receive orders from our customers in the Winter Sports division from March until June, during which time we book approximately three quarters of our orders for the year. We will typically begin shipment of skis, boots and bindings in July and August, with the peak shipping period occurring in September to November. At this time, we will begin to receive re-orders from customers, which constitute the remaining quarter of our yearly orders. Re-orders are typically shipped in December and January. Racquet Sports and Diving product revenues also experience seasonality, but to a lesser extent than Winter Sports revenues. During the first six months of any calendar year, we typically generate some 50% of our Racquet Sports and Diving product revenues, but only 10% of our Winter Sports revenue. Thus, we typically generate only some 35% of our total year gross profit in the first six months of the year, but we incur some 50% of fixed general and administration and marketing expenses in this period.

Market Environment

The 2004/2005 winter sports season experienced a late start in all geographic markets. In some areas, good snow conditions helped the sales recover. In other areas however, such as the northwest of the United States and certain parts of Italy, snow conditions were poor and the markets were down. The Japanese market still experiences slow growth, suffering from a continued difficult economic environment, which leads us to expect that the Japanese market will show further decline. Apart from additional potential sales in Eastern Europe and in China, we expect the worldwide market for alpine products to slightly decline. The snowboard market was more adversely effected by the late start in the winter sports season, and we expect the market for snowboard products to decline by approximately 15%.

Due to an unprecedented number of new racquet launches in the premium segment of the market the US market for tennis racquets in the first half of 2005 was up substantially over last year, while the ball market has still decline. Due to poor consumption at retail as well as poor weather conditions the European markets have suffered and declined substantially in the first six months of 2005. The Japanese tennis market was slightly declining during the earlier part of 2005.

During the second quarter we noticed a general decline in the overall market for diving equipment estimated at 8% due to less travel worldwide to dive centers and resorts and, correspondingly, fewer purchases of equipment. In East Europe and Middle East the markets showed a slight improvement. The market in Southeast Asia experienced fair growth even if negative impacts were reported after the Tsunami. In the past, we have increasingly focused on the Asian markets and have established dedicated area managers and implemented marketing initiatives. Our strategy is to focus on operation margin versus revenues.

                                       I

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations:

The following table sets forth certain consolidated statements of operations data:

                                                               For the Three Months       For the Six Months
                                                                   Ended June 30,           Ended June 30,
                                                              ------------------------------------------------
                                                                 2004          2005        2004         2005
                                                              ---------      --------    ---------    --------
                                                              (unaudited)  (unaudited)  (unaudited)  (unaudited)
REVENUES
Total net revenues........................................     $ 81,940     $  85,972    $ 174,300   $ 169,591
Cost of sales.............................................       50,234        46,757      108,086      99,033
                                                              ---------      --------    ---------    --------
    Gross profit..........................................       31,706        39,216       66,214      70,559
                                                              =========      ========    =========    ========
    Gross margin..........................................         38.7%         45.6%        38.0%       41.6%
Selling and marketing expense.............................       27,118        27,511       55,159      58,444
General and administrative expense (excl. non-cash
    compensation expense).................................       10,197        10,390       20,902      19,716
Non-cash compensation expense.............................          139           106          277         212
Gain on sale of property, plant and equipment                        --        (7,246)          --      (7,246)
Restructuring costs.......................................          981         2,959        1,252       2,959
                                                              ---------      --------    ---------    --------
    Operating income (loss)...............................       (6,728)        5,496      (11,377)     (3,525)
                                                              =========      ========    =========    ========
Interest expense..........................................       (4,362)       (4,086)     (17,233)     (8,551)
Interest income...........................................          566         1,669          970       1,966
Foreign exchange gain.....................................          387           944          466       1,858
Other income, net.........................................           39            21           33          89
                                                              ---------      --------    ---------    --------
    Income (loss) from operations before income taxes.....      (10,097)        4,044      (27,140)     (8,163)
Income tax benefit (expense)..............................      (20,638)          476      (17,990)      3,539
                                                              ---------      --------    ---------    --------
    Net income (loss).....................................    $ (30,735)     $  4,520    $ (45,129)   $ (4,624)
                                                              =========      ========    =========    ========

Three Months and Six Months Ended June 30, 2005 and 2004

Total Net Revenues. For the three months ended June 30, 2005 total net revenues increased by $4.0 million, or 4.9%, to $86.0 million from $81.9 million in the comparable 2004 period. This increase is mainly due to higher sales volumes for bindings and ski boots. For the six months ended June 30, 2005, total revenues decreased by $4.7 million, or 2.7%, to $169.6 million from $174.3 million in the comparable 2004 period. This decrease was due to lower sales volumes of our racquet sports and diving divisions and declining prices especially for racquet sports. These effects were partly offset by the strengthening of the euro against the U.S. dollar.

                                       II

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


                                                     For the Three Months            For the Six Months Ended
                                                         Ended June 30,                      June 30,
                                                    2004              2005             2004               2005
                                                 ---------         ----------       ---------          ---------
                                                (unaudited)       (unaudited)      (unaudited)        (unaudited)
                                                        (in thousands)                     (in thousands)
 Product category:
 Winter Sports...............................    $   7,321         $   12,882       $  29,402          $  34,102
 Racquet Sports..............................       46,902             47,652          96,415             90,032
 Diving......................................       25,967             22,369          45,881             41,447
 Licensing...................................        3,011              4,510           5,902              7,559
                                                 ---------         ----------       ---------          ---------
    Total revenues...........................       83,201             87,414         177,600            173,140
 Other revenues..............................          270                254             536                533
 Sales Deductions............................       (1,531)            (1,695)         (3,837)            (4,082)
                                                 ---------         ----------       ---------          ---------
    Total Net Revenues.......................    $  81,940         $   85,972       $ 174,300          $ 169,591
                                                 =========         ==========       =========          =========

Winter Sports revenues for the three months ended June 30, 2005 increased by $5.6 million, or 76%, to $12.8 million from $7.3 million in the comparable 2004 period. For the six months ended June 30, 2005, Winter Sports revenues increased by $4.7 million, or 16.0%, to $34.1 million from $29.4 million in the comparable 2004 period This increase was due to higher sales volumes of ski boots and original equipment manufacturing ("OEM") bindings as well as the strengthening of the euro against the U.S. dollar.

Racquet Sports revenues for the three months ended June 30, 2005 increased by $0.8 million, or 1.6%, to $47.7 million from $46.9 million in the comparable 2004 period. This increase was mainly due to higher sales volumes of tennis balls and the strengthening of the euro against the U.S. dollar. For the six months ended June 30, 2005, Racquet Sports revenues decreased by $6.4 million, or 6.6%, to $90.0 million from $96.4 million in the comparable 2004 period. This decrease was mainly due to lower sales volumes in tennis racquets and balls as well as a change in product mix in tennis racquets. In tennis balls a part of the decline is a result of the discontinued original equipment manufacturing ("OEM") business. Due to the closure of our tennis ball plant in Mullingar, Ireland we predictably lost a part of our tennis ball business with European OEM accounts. The strengthening of the euro against the U.S. dollar, partially offset the negative market impacts.

Diving revenues for the three months ended June 30, 2005 decreased by $3.6 million, or 13.9%, to $22.4 million from $26.0 million in the comparable 2004 period. For the six months ended June 30, 2005, Diving revenues decreased by $4.4 million, or 9.7%, to $41.4 million from $45.9 million in the comparable 2004 period. This decrease comes from the Italian market as well as from the reduction of our product range to optimize profitability. The strengthening of the euro against the U.S. dollar partially offset the negative development.

Licensing revenues for the three months ended June 30, 2005 increased by $1.5 million, or 49.8%, to $4.5 million from $3.0 million in the comparable 2004 period. For the six months ended June 30, 2005, licensing revenues increased by $1.7 million, or 28.1%, to $7.6 million from $5.9 million in the comparable 2004 period due to new licensing agreements as well as timing impacts and the strengthening of the euro against the U.S. dollar.

Other revenues include amounts billed to customers for shipping and handling and are recognized also as selling and marketing expense.

Sales deductions for the three months ended June 30, 2005 increased by $0.2 million, or 10.8%, to $1.7 million from $1.5 million in the comparable 2004 period. For the six months ended June 30, 2005, sales deductions increased by

                                      III

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

$0.2 million, or 6.4%, to $4.1 million from $3.8 million in the comparable 2004 period due to the strengthening of the euro against the U.S. dollar partially offset by lower sales.

Gross Profit. For the three months ended June 30, 2005 gross profit increased by $7.5 million to $39.2 million from $31.7 million in the comparable 2004 period. Gross margin increased to 45.6% in 2005 from 38.7% in the comparable 2004 period. For the six months ended June 30, 2005 gross profit increased by $4.3 million to $70.6 million from $66.2 million in the comparable 2004 period due to declining sales. Gross margin increased to 41.6% in 2005 from 38.0% in the comparable 2004 period due to improved operating performance and product mix.

Selling and Marketing Expenses. For the three months ended June 30, 2005, selling and marketing expenses increased by $0.4 million, or 1.4%, to $27.5 million from $27.1 million in the comparable 2004 period. For the six months ended June 30, 2005, selling and marketing expenses increased by $3.3 million, or 6.0%, to $58.4 million from $55.2 million in the comparable 2004 period . This increase was due to higher advertising expenses promoting the introduction of our Flexpoint racquets as well as the strength of the euro against the dollar.

General and Administrative Expenses. For the three months ended June 30, 2005, general and administrative expenses increased by $0.2 million, or 1.9%, to $10.4 million from $10.2 million in the comparable 2004 period. For the six months ended June 30, 2005, general and administrative expenses decreased by $1.2 million, or 5.7%, to $19.7 million from $20.9 million in the comparable 2004 period. This decrease was due to lower expenses for warehousing due to decreased sales volumes partially offset by the strengthening of the euro against the dollar.

We also recorded a non-cash compensation expense of $0.1 million and $0.1 million for the three months ended June 2004 and 2005, respectively and $0.3 million and $0.2 million for the six months ended June 2004 and 2005, respectively, due to the grant of stock options under our stock option plans 1998 and 2001 and the resulting amortization expense.

Gain on Sale of Property. In June 2005, the Company sold the property in Tallinn, Estonia which was previously leased and realized a gain of $7.2 million (see Note 16).

Restructuring Costs. In addition, in June 2005, we recorded restructuring costs of $3.0 million in relation to the 90% reduction of our tennis racquet production in Kennelbach, Austria and Budweis, Czech Republic primarily resulting from an impairment of $1.8 million and employee severance cost of $0.9 million. In the six months ended June 30, 2004 we recorded restructuring costs of $1.3 million consisting of dismissal and transportation costs in connection with the closing of our production facility in Mullingar, Ireland and our plant in Tallinn, Estonia.

Operating Income (Loss). As a result of the foregoing factors, operating income for the three months ended June 30, 2005 was $5.5 million compared to an operation loss of $6.7 million in the comparable 2004 period, an increase of $12.2 million. For the six months ended June 30, 2005 operating loss decreased by $7.9 million to $3.5 million from $11.4 million in the comparable 2004 period.

Interest Expense. For the three months ended June 30, 2005, interest expense decreased by $0.3 million, or 6.3%, to $4.1 million from $4.4 million in the comparable 2004 period. For the six months ended June 30, 2005, interest expense decreased by $8.7 million, or 50.4%, to $8.6 million from $17.2 million in the comparable 2004 period. This decrease was mainly due to the write-off of the capitalized debt issuance costs of $3.2 million relating to our former 10.75% senior notes, which were repaid upon issuance of our new 8.5% senior notes in January 2004, the premium of $4.4 million for the early redemption of the 10.75% senior notes, lower interest expenses on our long-term debts due to the fact that in 2004 we repaid our 10.75% senior notes one month after the issuance of the 8.5% senior notes and lower expenses for our short-term loans.

Interest Income. For the three months ended June 30, 2005, interest income increased by $1.1 million, or 194.7%, to

                                       IV

                           HEAD N.V. AND SUBSIDIARIES
                       ITEM 2: MANAGEMENT'S DISCUSSION AND
           ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

$1.7 million from $0.6 million in the comparable 2004 period. For the six months ended June 30, 2005, interest income increased by $1.0 million, or 102.8%, to $2.0 million from $1.0 million in the comparable 2004 period. This increase was due to gain realized on the repurchase of our 8.5% senior notes (see Note 10).

Foreign Currency Gain. For the three months ended June 30, 2005, we had a foreign currency gain of $0.9 million compared to a gain of $0.4 million in the comparable 2004 period. For the six months ended June 30, 2005, we had a foreign currency gain of $1.9 million compared to a gain of $0.5 million in the comparable 2004 period.

Other Income, net. For the three months and six months ended June 30, 2005, other income, net remained insubstantial as in the comparable 2004 period.

Income Tax Benefit (Expense). For the three months ended June 30, 2005, income tax benefit was $0.5 million, an increase of $21.1 million compared to income tax expense of $20.6 million in the comparable 2004 period. For the six months ended June 30, 2005, income tax benefit was $3.5 million, an increase of $21.5 million compared to income tax expense of $18.0 million in the comparable 2004 period. This results mainly from a reduction in Austrian tax rate announced in June 2004 which led to a write down of deferred tax assets resulting from tax losses carried forward.

Net Income (Loss). As a result of the foregoing factors, for the three months ended June 30, 2005, we had a net income of $4.5 million, compared to a net loss of $30.7 million in the comparable 2004 period. For the six months ended June 30, 2005, the net loss decreased to $4.6 million from $45.1 million in the comparable 2004 period.

Liquidity and Capital Resources

Payments from our customers are our greatest source of liquidity. Additional sources of liquidity include our credit facility, financing under capital lease arrangements and vendor financing. The cash provided by these sources has a variety of uses. Most importantly, we must pay our employees and vendors for the services and materials they supply. Additional uses include capital expenditures, development of new products, payment of interest, extension of credit to our customers, and other general funding of our day-to-day operations.

For the six months ended June 30, 2005, cash generated from operating activities increased by $19.4 million, or 258.0%, to $26.9 million from $7.5 million in the comparable 2004 period. This was mainly due to lower working capital resulting from a reduction of accounts receivable due to a shift in payments from customers partially offset by an increase in inventories resulting from higher inventory levels of winter sports products and lower loss. The cash flows from operating activities were used to purchase property, plant and equipment of $8.0 million, marketable securities of $5.0 million and our 8.5% senior notes of $18.8 million ((euro)14.3 million).

As of June 30, 2005, we have in place $134.2 million ((euro)111.0 million) senior notes due 2014, $16.7 million long-term obligations under a sale-leaseback agreement and a mortgage agreement due 2017 and $9.8 million other long-term debt comprising secured loans in Austria, Italy and the Czech Republic. In addition, we used lines of credit with several banks in Austria, Canada and Japan of $34.6 million.

As of June 30, 2005, we had $2.4 million in available unused credit facilities and reported $42.5 million cash on hand mainly held in euro.

We believe that our current level of cash on hand, future cash flows from operations, and our senior notes and other facilities are sufficient to meet our operating needs.

                                       V